FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 23, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

a)    Press Release dated May 22, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES MAY DISTRIBUTION AND CONFIRMS SECOND QUARTER DISTRIBUTION GUIDANCE

May 22, 2003. Paramount Energy Trust ("PET") (TSX - PMT.UN) is pleased to confirm that its distribution on June 16, 2003 in respect of production for the month of May 2003, for Unitholders of record on May 30, 2003, will be $0.277 per trust unit. The ex-distribution date is May 28, 2003.  This distribution amount maintains the monthly level established by PET's previous distributions in respect of production for the first four months of 2003, and brings cumulative distributions paid to-date to $1.384 per trust unit.

Furthermore, PET continues to forecast monthly cash distributions to be maintained at $0.277 per trust unit in respect of production for the remainder of the second quarter of 2003.  These estimates are based upon the Trust's current production and the forward market for natural gas prices; however these forecast distributions are subject to change as dictated by actual conditions.  Distributions in respect of June production, to be paid on July 15, 2003 will be confirmed prior to June 22, 2003, and any top up of distributions in respect of second quarter production will be announced at that time in the event that additional cash flow is available for distribution.

This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.   There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9
Susan L. Riddell Rose President and Chief Operating Officer or Cameron R. Sebastian Vice President, Finance and CFO or
Gary C. Jackson Vice President, Land, Legal and Acquisitions Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  May 23, 2003